No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2025

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

2-3, Toranomon 2-chome, Minato-ku, Tokyo 105-8404, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first half year ended September 30, 2025.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Koji Ito
Koji Ito
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: November 7, 2025

Consolidated Financial Results for the Fiscal First Half Year Ended September 30, 2025 (IFRS)

November 7, 2025

Company name	: Honda Motor Co., Ltd.
Listing	: Tokyo Stock Exchange
Securities code	: 7267
URL	: https://global.honda/en/investors/
Representative	: Toshihiro Mibe, Director, President and Representative Executive Officer
Inquiries	: Masao Kawaguchi, Head of Accounting and Finance Unit Tel. +81-3-3423-1111
Scheduled date to file semi-annual securities report	: November 11, 2025
Scheduled date to commence dividend payments	: December 5, 2025
Supplemental materials prepared for consolidated financial results	: Yes
Holdings of financial results meeting	: Yes

(Amounts are rounded to the nearest million yen)

1. Consolidated Financial Results for the Six Months Ended September 30, 2025 (from April 1, 2025 to September 30, 2025)

(1) Consolidated operating results (for the six months ended September 30)	(% of change from the same period of the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the period		Profit for the period attributable to owners of the parent		Comprehensive income for the period
Six months ended	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%
September 30, 2025	10,632,680	-1.5	438,144	-41.0	527,419	-28.9	348,656	-33.8	311,829	-37.0	488,706	244.3
September 30, 2024	10,797,613	12.4	742,608	6.6	741,953	-15.6	526,847	-19.4	494,683	-19.7	141,946	-90.4

	Earnings per share attributable to owners of the parent - Basic	Earnings per share attributable to owners of the parent - Diluted
Six months ended	Yen	Yen
September 30, 2025	76.30	76.30
September 30, 2024	103.25	103.25

Explanatory note:

Basic and diluted earnings per share are calculated based on the profit for the period attributable to owners of the parent.

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to owners of the parent	Ratio of equity attributable to owners of the parent to total assets
As of	Yen (millions)	Yen (millions)	Yen (millions)	%
September 30, 2025	31,491,219	12,239,383	11,957,763	38.0
March 31, 2025	30,775,867	12,627,822	12,326,529	40.1

2. Dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2025	—	34.00	—	34.00	68.00
Fiscal year ending March 31, 2026	—	35.00
Fiscal year ending March 31, 2026 (forecast)			—	35.00	70.00

Explanatory note:

Revisions to the forecast of dividends most recently announced: None

3. Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2026 (from April 1, 2025 to March 31, 2026)

(% of change from the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the year		Profit for the year attributable to owners of the parent		Earnings per share attributable to owners of the parent
	Yen (millions	)%	Yen (millions	)%	Yen (millions	)%	Yen (millions	)%	Yen (millions	)%	Yen
Full-year	20,700,000	-4.6	550,000	-54.7	590,000	-55.2	355,000	-60.7	300,000	-64.1	75.05

Explanatory note:

Revisions to the forecast of consolidated financial results most recently announced: Yes

*Explanatory notes

(1) Significant changes in the scope of consolidation during the period: None

Newly included:	- companies	(Company name: -)
Excluded:	- companies	(Company name: -)

(2) Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS	:	None
(ii)	Changes in accounting policies due to other reason	:	None
(iii)	Changes in accounting estimates	:	None

(3) Number of issued shares (common shares)

(i)	Number of issued shares at the end of the period (including treasury stock)

As of September 30, 2025	5,280,000,000 shares
As of March 31, 2025	5,280,000,000 shares

(ii)	Number of treasury stock at the end of the period

As of September 30, 2025	1,387,449,386 shares
As of March 31, 2025	933,490,429 shares

(iii)	Average number of shares outstanding during the period

Six months ended September 30, 2025	4,087,037,741 shares
Six months ended September 30, 2024	4,790,956,696 shares

* This consolidated financial results are exempt from review conducted by certified public accountants or an audit firm.

* Proper use of earning forecasts, and other special matters

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time.

Honda’s American Depositary Shares are listed and traded on the New York Stock Exchange. One American Depositary Share represents three common shares.

This document, Form 6-K (to be submitted to the U.S. Securities and Exchange Commission), is submitted to Tokyo Stock Exchange as English translation of the Japanese original. Therefore, there are some discrepancies between this translated document and the Japanese original.

For supplemental materials prepared for consolidated financial results and other information, please refer to Honda’s Investor Relations website (URL https://global.honda/en/investors/).

Consolidated Financial Results for the Fiscal First Half Year Ended September 30, 2025

Condensed Consolidated Interim Financial Statements and Notes to Condensed Consolidated Interim Financial Statements	2
[1] Condensed Consolidated Statements of Financial Position	2
[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income	3
Condensed Consolidated Statements of Income For the six months ended September 30, 2024 and 2025	3
Condensed Consolidated Statements of Comprehensive Income For the six months ended September 30, 2024 and 2025	4
[3] Condensed Consolidated Statements of Changes in Equity	5
[4] Condensed Consolidated Statements of Cash Flows	6
[5] Assumptions for Going Concern	7
[6] Notes to Condensed Consolidated Interim Financial Statements	7

Condensed Consolidated Interim Financial Statements and Notes to Condensed Consolidated Interim Financial Statements

[1] Condensed Consolidated Statements of Financial Position

March 31, 2025 and September 30, 2025

	Yen (millions)
	Mar. 31, 2025	Sep. 30, 2025
Assets
Current assets:
Cash and cash equivalents	4,528,795	4,635,273
Trade receivables	1,160,847	995,998
Receivables from financial services	2,755,800	2,821,143
Other financial assets	208,478	207,039
Inventories	2,470,590	2,437,473
Other current assets	563,252	877,539

Total current assets	11,687,762	11,974,465

Non-current assets:
Investments accounted for using the equity method	1,242,614	1,219,557
Receivables from financial services	6,172,817	6,349,900
Other financial assets	873,459	1,076,186
Equipment on operating leases	5,748,187	5,998,159
Property, plant and equipment	3,209,921	3,123,296
Intangible assets	1,126,019	1,045,087
Deferred tax assets	143,499	158,477
Other non-current assets	571,589	546,092

Total non-current assets	19,088,105	19,516,754

Total assets	30,775,867	31,491,219

Liabilities and Equity
Current liabilities:
Trade payables	1,663,487	1,520,260
Financing liabilities	4,497,747	4,471,379
Accrued expenses	728,935	635,008
Other financial liabilities	276,861	253,282
Income taxes payable	108,562	148,707
Provisions	388,441	468,321
Other current liabilities	951,124	975,118

Total current liabilities	8,615,157	8,472,075

Non-current liabilities:
Financing liabilities	6,953,520	8,133,269
Other financial liabilities	301,439	311,743
Retirement benefit liabilities	288,472	291,937
Provisions	667,274	645,256
Deferred tax liabilities	718,084	778,776
Other non-current liabilities	604,099	618,780

Total non-current liabilities	9,532,888	10,779,761

Total liabilities	18,148,045	19,251,836

Equity:
Common stock	86,067	86,067
Capital surplus	205,299	205,051
Treasury stock	(1,272,845)	(1,943,026)
Retained earnings	11,122,187	11,272,193
Other components of equity	2,185,821	2,337,478

Equity attributable to owners of the parent	12,326,529	11,957,763
Non-controlling interests	301,293	281,620

Total equity	12,627,822	12,239,383

Total liabilities and equity	30,775,867	31,491,219

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the six months ended September 30, 2024 and 2025

	Yen (millions)
	Six months ended Sep. 30, 2024	Six months ended Sep. 30, 2025
Sales revenue	10,797,613	10,632,680
Operating costs and expenses:
Cost of sales	(8,451,364)	(8,483,760)
Selling, general and administrative	(1,125,099)	(1,126,526)
Research and development	(478,542)	(584,250)

Total operating costs and expenses	(10,055,005)	(10,194,536)

Operating profit	742,608	438,144

Share of profit (loss) of investments accounted for using the equity method	(20,759)	10,895
Finance income and finance costs:
Interest income	100,693	81,756
Interest expense	(24,996)	(29,348)
Other, net	(55,593)	25,972

Total finance income and finance costs	20,104	78,380

Profit before income taxes	741,953	527,419
Income tax expense	(215,106)	(178,763)

Profit for the period	526,847	348,656

Profit for the period attributable to:
Owners of the parent	494,683	311,829
Non-controlling interests	32,164	36,827

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	103.25	76.30

Condensed Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2024 and 2025

	Yen (millions)
	Six months ended Sep. 30, 2024	Six months ended Sep. 30, 2025
Profit for the period	526,847	348,656
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	(1)	(16,640)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	10,627	109,162
Share of other comprehensive income of investments accounted for using the equity method	(5,134)	435
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	650	139
Exchange differences on translating foreign operations	(409,590)	66,225
Cash flow hedges	—	4,102
Share of other comprehensive income of investments accounted for using the equity method	18,547	(23,373)

Total other comprehensive income, net of tax	(384,901)	140,050

Comprehensive income for the period	141,946	488,706

Comprehensive income for the period attributable to:
Owners of the parent	107,112	448,940
Non-controlling interests	34,834	39,766

[3] Condensed Consolidated Statements of Changes in Equity

For the six months ended September 30, 2024

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2024	86,067	205,073	(550,808)	10,644,213	2,312,450	12,696,995	308,877	13,005,872

Comprehensive income for the period
Profit for the period				494,683		494,683	32,164	526,847
Other comprehensive income, net of tax					(387,571)	(387,571)	2,670	(384,901)

Total comprehensive income for the period				494,683	(387,571)	107,112	34,834	141,946
Reclassification to retained earnings				18,506	(18,506)	—		—
Transactions with owners and other
Dividends paid				(188,418)		(188,418)	(62,599)	(251,017)
Purchases of treasury stock			(224,716)			(224,716)		(224,716)
Disposal of treasury stock			322			322		322
Share-based payment transactions		149				149		149

Total transactions with owners and other		149	(224,394)	(188,418)		(412,663)	(62,599)	(475,262)

Balance as of September 30, 2024	86,067	205,222	(775,202)	10,968,984	1,906,373	12,391,444	281,112	12,672,556

For the six months ended September 30, 2025

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2025	86,067	205,299	(1,272,845)	11,122,187	2,185,821	12,326,529	301,293	12,627,822

Comprehensive income for the period
Profit for the period				311,829		311,829	36,827	348,656
Other comprehensive income, net of tax					137,111	137,111	2,939	140,050

Total comprehensive income for the period				311,829	137,111	448,940	39,766	488,706
Reclassification to retained earnings				(14,546)	14,546	—		—
Transactions with owners and other
Dividends paid				(147,960)		(147,960)	(59,439)	(207,399)
Purchases of treasury stock			(670,931)			(670,931)		(670,931)
Disposal of treasury stock			750			750		750
Share-based payment transactions		(248)				(248)		(248)

Total transactions with owners and other		(248)	(670,181)	(147,960)		(818,389)	(59,439)	(877,828)

Other changes				683		683		683

Balance as of September 30, 2025	86,067	205,051	(1,943,026)	11,272,193	2,337,478	11,957,763	281,620	12,239,383

[4] Condensed Consolidated Statements of Cash Flows

For the six months ended September 30, 2024 and 2025

	Yen (millions)
	Six months ended Sep. 30, 2024	Six months ended Sep. 30, 2025
Cash flows from operating activities:
Profit before income taxes	741,953	527,419
Depreciation, amortization and impairment losses excluding equipment on operating leases	366,806	479,023
Share of (profit) loss of investments accounted for using the equity method	20,759	(10,895)
Finance income and finance costs, net	(37,677)	12,776
Interest income and interest costs from financial services, net	(84,567)	(92,639)
Changes in assets and liabilities
Trade receivables	245,994	162,755
Inventories	(128,762)	23,078
Trade payables	(50,094)	(95,022)
Accrued expenses	(45,638)	(96,178)
Provisions and retirement benefit liabilities	46,916	52,003
Receivables from financial services	(578,916)	(184,470)
Equipment on operating leases	(260,142)	(280,600)
Other assets and liabilities	(82,529)	(191,431)
Other, net	12,942	54,342
Dividends received	81,233	59,858
Interest received	362,299	374,017
Interest paid	(213,162)	(227,939)
Income taxes paid, net of refunds	(328,724)	(200,236)

Net cash provided by operating activities	68,691	365,861
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(222,043)	(233,686)
Payments for additions to and internally developed intangible assets	(142,576)	(130,948)
Proceeds from sales of property, plant and equipment and intangible assets	2,058	12,277
Payments for acquisitions of investments accounted for using the equity method	(60,047)	(45,825)
Proceeds from sales of investments accounted for using the equity method	8,858	13,034
Payments for acquisitions of other financial assets	(249,330)	(116,397)
Proceeds from sales and redemptions of other financial assets	143,974	144,821

Net cash used in investing activities	(519,106)	(356,724)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	4,282,239	4,060,685
Repayments of short-term financing liabilities	(4,188,493)	(4,537,483)
Proceeds from long-term financing liabilities	1,840,856	2,858,963
Repayments of long-term financing liabilities	(1,120,027)	(1,372,396)
Dividends paid to owners of the parent	(188,418)	(147,960)
Dividends paid to non-controlling interests	(46,947)	(52,092)
Purchases and sales of treasury stock, net	(224,394)	(670,181)
Repayments of lease liabilities	(37,215)	(40,118)

Net cash provided by financing activities	317,601	99,418
Effect of exchange rate changes on cash and cash equivalents	(199,462)	40,544

Net change in cash and cash equivalents	(332,276)	149,099
Cash and cash equivalents at beginning of year	4,954,565	4,528,795

Cash and cash equivalents at end of period	4,622,289	4,677,894

[5] Assumptions for Going Concern

None

[6] Notes to Condensed Consolidated Interim Financial Statements

[A] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the six months ended September 30, 2024

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,810,786	6,987,551	1,811,879	187,397	10,797,613	—	10,797,613
Intersegment	—	142,974	2,639	15,846	161,459	(161,459)	—

Total	1,810,786	7,130,525	1,814,518	203,243	10,959,072	(161,459)	10,797,613

Segment profit (loss)	325,852	258,037	162,707	(3,988)	742,608	—	742,608

Segment assets	2,027,742	11,357,893	14,236,061	540,716	28,162,412	1,111,467	29,273,879
Depreciation and amortization	35,855	319,282	431,182	8,030	794,349	—	794,349
Capital expenditures	28,702	295,368	1,571,614	5,161	1,900,845	—	1,900,845

As of and for the six months ended September 30, 2025

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,920,724	6,859,418	1,676,971	175,567	10,632,680	—	10,632,680
Intersegment	—	140,874	1,846	17,591	160,311	(160,311)	—

Total	1,920,724	7,000,292	1,678,817	193,158	10,792,991	(160,311)	10,632,680

Segment profit (loss)	368,277	(73,060)	143,224	(297)	438,144	—	438,144

Segment assets	2,321,404	11,813,252	16,191,676	534,452	30,860,784	630,435	31,491,219
Depreciation and amortization	35,040	310,129	455,735	7,889	808,793	—	808,793
Capital expenditures	43,140	263,569	1,376,166	7,401	1,690,276	—	1,690,276

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.
2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of September 30, 2024 and 2025 amounted to JPY 1,399,039 million and JPY 919,514 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

Impact of changes in EV market environment

Due to the slowdown in the expansion of the electric vehicle (EV) market in regions such as North America and Europe, Honda has been experiencing impacts including lower EV sales units and higher sales incentives per unit than initially expected. Furthermore, following the United States government policy shifts, including the abolition of tax incentives for EV purchases and the easing of emissions regulations, as well as the imposition of import tariffs, the growth of the EV market in the United States is expected to slow down even further. Due to the recent EV market slowdown, the Honda global EV sales ratio in 2030 is now expected to be 20%, lower than the previously announced target of 30%.

As part of the revision to the product launch plan to address the changes in the market condition, Honda decided to cancel a certain EV model development, and discontinue and reduce manufacturing of EV models jointly developed under a certain alliance agreement.

As a result, for the six months ended September 30, 2025, the Company and its certain subsidiaries recognized losses and expenses of JPY 139,888 million in cost of sales, JPY 8,130 million in selling, general and administrative expenses, and JPY 89,245 million in research and development expenses in the condensed consolidated statements of income. These losses and expenses are included in Automobile business. The breakdown of these losses and expenses is as follows.

•

Additional provisions of JPY 99,744 million related to the onerous contract under the alliance agreement, primarily due to a shift in the United States government policy, including the imposition of tariffs, the abolition of tax incentives for EV purchases, and the easing of emissions regulations, as well as a reduction in production volume, which resulted in decreased economic benefits and increased costs.

•

Impairment losses of JPY 80,741 million recognized for the entire carrying amount of property, plant and equipment, intangible assets and other non-current assets related to the discontinued EV model such as product specific equipment and capitalized development costs.

•	Losses of JPY 56,778 million from the disposal of the intangible assets due to the cancellation of development for a specific EV model.

For the contingent liability related to the alliance agreement described above, see [C] Other.

[B] Cash and Cash Equivalents

The reconciliation of the amount of cash and cash equivalents between condensed consolidated statements of financial position and condensed consolidated statements of cash flows is as follows.

Yen (millions)
As of September 30, 2025
Cash and cash equivalents in the condensed consolidated statements of financial position	4,635,273
Cash and cash equivalents included in assets held for sale	42,621

Cash and cash equivalents in the condensed consolidated statements of cash flows	4,677,894

Assets held for sale as of September 30, 2025 are presented in other current assets in the condensed consolidated statements of financial position.

[C] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

Contingent liabilities related to certain alliance agreements

As part of Honda’s automobile electrification strategies, Honda has entered into alliance agreements with third parties involving joint development, parts procurement, and products purchases. These alliances may result in additional losses or expenses where unforeseen factors arise, such as lower than expected sales volumes or rising costs. In estimating the likelihood and the amount of potential losses or expenses, it is necessary to consider the progress of negotiation, as certain provisions in the relevant agreements were unclear. However, due to high levels of uncertainty regarding the amount and timing of certain contingent liabilities, Honda is currently unable to estimate the potential exposure with sufficient reliability.